Exhibit 99.1

Zhaopin Announces New Director Appointment

Jun 13, 2016

BEIJING, June 13, 2016 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform in China focusing on connecting users with relevant job opportunities throughout their career lifecycle, today announced that it has appointed Mr. Nicolas Andre Casboult as a new member to its board of directors (the "Board"), effective June 7, 2016.

Mr. Nicolas Andre Casboult is currently the Group Finance Director of SEEK Limited (ASX: SEK). In this role, Mr. Casboult is responsible for leading the day-to-day finance function of SEEK Limited. Prior to this role, he served as the Finance Director of SEEK International from October 2011 to January 2016 and played a lead role in driving SEEK International's expansion strategy. Mr. Casboult also serves as a director on the boards of several private companies within the SEEK group, including SEEKAsia Limited. Mr. Casboult holds a bachelor of commerce degree from the University of Tasmania and is a qualified Chartered Accountant.

The Company also announced that Mr. Ronnie Fink resigned as a member of the Board effective June 6, 2016. The Board wishes to express its gratitude to Mr. Fink for his service to the Company.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company's zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended March 31, 2016, number of registered users as of March 31, 2016 and number of unique customers for the three months ended March 31, 2016. The Company's over 115.3 million registered users as of March 31, 2016 included diverse and educated job seekers who were at various stages of their careers and were in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2015, approximately 25.6 million job postings[1] were placed on Zhaopin's platform by 418,423 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin's users and the resumes in the Company's database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment- and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

[1] Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company's website may include more than one job opening or position.

For more information, please contact:

Zhaopin Limited
Ms. Daisy Wang
Investor Relations Manager
E-mail: ir@zhaopin.com.cn

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
E-mail: lbergkamp@ChristensenIR.com

SOURCE Zhaopin Limited